UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

Under the Securities Exchange Act of 1934

For the month of October 2025

MOBILICOM LIMITED

Commission File Number 001-41427

(Translation of registrant’s name into English)

1 Rakefet Street

Shoham, Israel 6083705

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

On October 29, 2025, Mobilicom Limited (the “Company”) entered into an amendment (the “Sales Agreement Amendment”) to the At-The-Market Sales Agreement (the “Original Sales Agreement” and, as amended by the Sales Agreement Amendment, the “Sales Agreement”), dated February 3, 2025, between the Company and ThinkEquity LLC, as sales agent (“ThinkEquity”), pursuant to which the Company may offer and sell, from time to time through ThinkEquity, ordinary shares of the Company, no par value (the “Ordinary Shares”), and American Depositary Shares, each representing two hundred seventy five Ordinary Shares (the “ADSs”, and together with Ordinary Shares, the “Securities”).

The offer and sale of the Securities will be made pursuant to a shelf registration statement on Form F-3 (the “Shelf F-3”) and the related prospectus (the “Prospectus”) (File No. 333-274929) filed by the Company with the Securities and Exchange Commission (the “SEC”) on October 10, 2023, and declared effective by the SEC on October 23, 2023, as supplemented by a prospectus supplement dated October 29, 2025, filed with the SEC pursuant to Rule 424(b) under the Securities Act of 1933, as amended (the “Securities Act”), under which the maximum aggregate offering price of the Securities that may be offered, issued and sold pursuant to the Sales Agreement under the Prospectus was increased to up to $37,000,000. As of the date hereof, the Company has sold an aggregate of 1,842,610 ADSs for net proceeds of approximately $9.7 million under the Original Sales Agreement pursuant to the Shelf F-3, as supplemented by the prospectus supplement dated February 3, 2025, filed with the SEC pursuant to Rule 424(b) under the Securities Act.

Pursuant to the Sales Agreement, sales of Securities may be made in transactions that are deemed to be “at-the-market” offerings as defined in Rule 415(a)(4) under the Securities Act, including sales made directly on or through The Nasdaq Capital Market, or any other existing trading market in the Unites States for the Securities, in negotiated transactions at market prices prevailing at the time of sale or at prices related to such prevailing market prices and/or any other method permitted by law. ThinkEquity will use its commercially reasonable efforts consistent with its normal trading and sales practices and applicable law and regulations to sell the Securities up to the amount specified in the Sales Agreement from time to time, based upon instructions and notice from the Company, including any price or size limits or other customary parameters or conditions the Company may impose. Except as amended by the Sales Agreement Amendment, the Original Sales Agreement remains in full force and effect.

The foregoing descriptions of the Sales Agreement Amendment and the Original Sales Agreement are not complete and are qualified in their entirety by reference to (i) the full text of the Sales Agreement Amendment, a copy of which is filed herewith as Exhibit 10.1 to this Report on Form 6-K and (ii) the full text of the Original Sales Agreement, a copy of which was filed as Exhibit 10.1 to the Company’s Report on Form 6-K filed with the SEC on February 3, 2025, each of which is incorporated herein by reference. A copy of the opinion of QR Lawyers Pty Ltd. relating to the offer and sale of the Securities is attached as Exhibit 5.1 hereto.

This Report on Form 6-K shall not constitute an offer to sell, or the solicitation of an offer to buy, the Securities discussed herein, nor shall there be any offer, solicitation, or sale of securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

This Report on Form 6-K (including the exhibits attached hereto) is incorporated by reference into the Company’s Registration Statements on Form S-8 (File No. 333-284265 and 333-289762) and Form F-3 (File No. 333-274929), filed with the Securities and Exchange Commission, to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit Index

Exhibit No.	Description
5.1	Opinion of QR Lawyers Pty Ltd.
10.1	Form of Amendment No. 1 to the ATM Sales Agreement, dated October 29, 2025, between Mobilicom Limited and ThinkEquity LLC
23.1	Consent of QR Lawyers Pty Ltd. (included in Exhibit 5.1)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: October 29, 2025	By:	/s/ Oren Elkayam
	Name:	Oren Elkayam
	Title:	Chairman

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